SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.         )

Actuate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00508B102 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00508B102	13G	2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Cittadini

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ N/A (b) ☐ N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,904,116 shares. 6. Shared Voting Power 0 shares. 7. Sole Dispositive Power 3,904,116 shares. 8. Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,904,116 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

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Item 1.	(a)	Name of Issuer Actuate Corporation

	(b)	Address of Issuer’s Principal Executive Offices 701 Gateway Boulevard South San Francisco, CA 94080

Item 2.	(a)	Name of Persons Filing This Statement is filed by Peter Cittadini.

	(b)	Address of Principal Business Office The address for Mr. Cittadini is: c/o Actuate Corporation 701 Gateway Boulevard South San Francisco, CA 94080

	(c)	Citizenship Mr. Cittadini is a United States citizen.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 00508B102

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2003:

	(a)	Amount beneficially owned: 3,904,116 shares.

	(b)	Percent of Class: 6.1%

CUSIP No. 00508B102	13G	4 of 5

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 3,904,116 shares.

		(ii)	Shared power to vote or to direct the vote: 0 shares.

		(iii)	Sole power to dispose or to direct the disposition of: 3,904,116 shares.

		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

Item 5.

Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification. Not applicable

CUSIP No. 00508B102	13G	5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

By:	/s/ Peter Cittadini

Peter Cittadini